GALECTO, INC.

Ole Maaloes Vej 3

DK-2200 Copenhagen N

Denmark

November 10, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galecto, Inc.: Registration Statement on Form S-3 filed November 4, 2021 (File No. 333-260778)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Galecto, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 12, 2021, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact William A. Magioncalda of Goodwin Procter LLP at (212) 459-7247.

[Remainder of Page Intentionally Left Blank]

Sincerely,

GALECTO, INC.

/s/ Jonathan Freve
Name: Jonathan Freve
Title: Chief Financial Officer

cc: Edwin O’Connor, Esq., Goodwin Procter LLP

William A. Magioncalda, Esq., Goodwin Procter LLP